As filed with the Securities and Exchange Commission on March 20, 2012

File No. 813-00194

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

AMENDMENT NO. 9 TO APPLICATION FOR AN ORDER UNDER SECTIONS 6(b) AND 6(e) OF THE INVESTMENT COMPANY ACT OF 1940

SK PRIVATE INVESTMENT FUND 1998 LLC;
PROJECT CAPITAL 2004 INVESTMENT FUND LLC;
PROJECT CAPITAL 2006 INVESTMENT FUND LLC;
PROJECT CAPITAL 2008 INVESTMENT FUND LLC;
and
SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

Four Times Square
New York, New York  10036

Communications, Notice and Order to:

Philip H. Harris, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York  10036

Michael K. Hoffman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York  10036
This Application (including Exhibits)
Consists of 40 pages.

UNITED STATES OF AMERICA

before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

SK PRIVATE INVESTMENT FUND 1998 LLC; PROJECT CAPITAL 2004 INVESTMENT FUND LLC; PROJECT CAPITAL 2006 INVESTMENT FUND LLC; PROJECT CAPITAL 2008 INVESTMENT FUND LLC; and SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

Four Times Square
New York, New York 10036

File No. 813-00194

AMENDMENT NO. 9 TO APPLICATION FOR AN ORDER UNDER SECTIONS 6(b) and 6(e) OF THE PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

SUMMARY OF AMENDMENT No. 8 TO APPLICATION

The Applicants (as defined herein) hereby apply for an order of the Securities and Exchange Commission ("Commission") pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940, as amended (the "1940 Act"), exempting each Applicant from all provisions of the 1940 Act except Sections 9, 17, 30, 36 through 53, and the rules and regulations thereunder (the "Rules and

Regulations").  With respect to Sections 17(a), (d), (f), (g), and (j), 30(a), (b), (e), and (h) of the 1940 Act and the Rules and Regulations and rule 38a-1 under the 1940 Act, Applicants request a limited exemption as set forth in the Application. The order would exempt the Applicants from most of the provisions of the 1940 Act and the Rules and Regulations and would permit the Applicants to participate in certain affiliated and joint transactions incident to the creation and operation of employees' securities companies within the meaning of Section 2(a)(13) of the 1940 Act.

THE APPLICANTS
The "Applicants" include the following:  SK Private Investment Fund 1998 LLC, a Delaware limited liability company (the "Initial Fund"); existing pooled investment vehicles, identical in all material respects (other than form of organization, investment objective and strategy) that have been or may be offered to the same class of investors as those investing in the Initial Fund (each such pooled investment vehicle, an "Existing Fund" and, collectively, with the Initial Fund, the "Existing Funds"); any subsequent pooled investment vehicles, that are substantially similar in all material respects (other than form of organization, investment objective and/or strategy) that may be offered in the future to the same class of investors as those investing in the Existing Funds (each, a "Subsequent Fund") (together, the Existing Funds, and the Subsequent Funds and any Series of either are referred to herein collectively as the "Investment Funds"); and Skadden, Arps, Slate, Meagher & Flom LLP, a Delaware limited liability partnership ("Skadden Arps"). For purposes of this Application, Existing Funds include SK Private Investment Fund 1998 LLC, and Series A, Series B, Series C1 and Series C2 thereof, Project Capital 2004 Investment

Fund LLC, a Delaware limited liability company, Project Capital 2006 Investment Fund LLC, a Delaware limited liability company, and Project Capital 2008 Investment Fund LLC, a Delaware limited liability company.  Each Investment Fund will be an employees' securities company within the meaning of Section 2(a)(13) of the 1940 Act and will have no vesting period.
THE INVESTMENT FUNDS
General.  The Initial Fund is a Delaware limited liability company formed pursuant to a limited liability company agreement (the "Initial Fund Investment Agreement").  The operating agreements of the Investment Funds collectively shall be referred to herein as the "Investment Fund Agreements", and each individually as an "Investment Fund Agreement".  Each Investment Fund Agreement is substantially similar, in all material respects (other than investment objective and/or strategy and any provisions relating to operational differences related to the form of organization of a Subsequent Fund), to the Initial Fund Investment Agreement. The Applicants anticipate that each Subsequent Fund, if any, will also be structured as a limited liability company, although a Subsequent Fund could be structured as a domestic or offshore general partnership, limited partnership or corporation.  An Investment Fund may include a single vehicle designed to issue interests in series ("Series") or having similar features to enable a single fund to function as if it were several successive funds for ease of administration.
An Investment Fund will offer limited liability company interests or other forms of equity interest ("Units") in the Investment Fund (other than short-term paper) solely to persons (each an "Eligible Investor" and collectively the "Eligible Investors") who meet the following criteria:  (a) current or former partners of, or key administrative employees and lawyers employed by (collectively, "Eligible Affiliates"), Skadden Arps LLP or by another Skadden Arps Entity, as defined below, the immediate family members of Eligible Affiliates which are such persons' siblings, spouse, children and grandchildren (including step and adoptive relationships) and spouses of children ("Eligible Family Members"), or trusts or other entities the sole beneficiaries of which consist of Eligible Affiliates or their Eligible Family Members ("Eligible Trusts"); and (b) who are "accredited investors" as that term is defined in Regulation D under the Securities Act of 1933, as amended (the "Securities Act").  Skadden Arps LLP and any "affiliates" (as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") of Skadden Arps LLP that are organized to practice law are referred to collectively as "Skadden Arps" and individually as a "Skadden Arps Entity."  Prior to offering a Unit to an individual, the Investment Committee must reasonably believe that the individual is a sophisticated investor capable of understanding and evaluating the risks of participating in the Investment Fund without the benefit of regulatory safeguards.
In view of the community of interest that exists between Skadden Arps and the Eligible Investors, the Investment Funds have been, and will be, established and controlled by Skadden Arps (within the meaning of Section 2(a)(9) of the 1940 Act) so as to enable the Eligible Investors to participate in certain investment opportunities that come to the attention of Skadden Arps.  Such opportunities may include separate accounts with registered or unregistered investment advisers, investment in other pooled investment vehicles such as registered investment companies, investment companies exempt from registration under the 1940 Act, commodity pools, real estate investment funds and other securities investments

(each particular investment, except any investment that is a Temporary Investment, being referred to herein as an "Investment").  An Investment Fund will not acquire any security held in a separate account unless such security is maintained in the custody of a bank or a company which is a member of a national securities exchange, each within the meaning of Section 17(f) of the 1940 Act.  An Investment Fund will not acquire any security issued by a registered investment company if immediately after the acquisition the Investment Fund would own more than 3% of the total outstanding voting stock of the registered investment company.  Participation as investors in an Investment Fund will allow the Eligible Investors who are members of the Investment Fund (each a "Member," and collectively, the "Members") to diversify their investments and to have the opportunity to participate in investments that might not otherwise be available to them or that might be beyond their individual means.
Some of these investment opportunities may involve parties for which Skadden Arps was, is or will be retained to act as legal counsel for such party and Skadden Arps may be paid by such parties for legal services and for related disbursements and charges.  These amounts paid to Skadden Arps will not be paid by an Investment Fund itself but by the entities in which the Investment Fund invests.  No Investment Fund will be charged legal fees by Skadden Arps.  Skadden Arps may be reimbursed for direct costs of disbursements and expenses it incurs on behalf of an Investment Fund.
The specific investment objectives and strategies for an Investment Fund will be set forth in the organizational documents and an information memorandum relating to the Units offered by an Investment Fund, and each Eligible Investor will receive a copy of the information memorandum and Investment Fund

Agreements before making an investment in an Investment Fund.  Such offering documents will, to the extent applicable, include information disclosing each Investment Fund's policies concerning the use of leverage, transactions with affiliates, vesting, forfeiture and repurchase provisions, default in payment of capital commitments, fees, the manner in which capital contributions will be applied toward investments made and expenses incurred by the Investment Fund, and the manner of allocating profits and losses and distributions.  The terms of an Investment Fund will be disclosed to each Eligible Investor at the time the investor is invited to participate in the Investment Fund.  Each Member has committed to contribute capital as the initial capital of an Investment Fund (the "Initial Capital Commitment").  Each such Member shall make one or more capital contributions with respect to such Initial Capital Commitment, in one or more installments, within ten days of request therefor from such Investment Fund to fund Investments that have been Approved by the Members in the manner described below.  Prospective Investments with respect to such Initial Capital Commitments must be submitted for such approval within the first four years of operations of such Investment Fund (or, with respect to certain Investment Funds, such longer period as may be determined by the Administrator), although Investment Funds that are Subsequent Funds may have a longer or shorter period.
At any time or from time to time (i) to the extent that the capital contributions to an Investment Fund shall be committed to Investments, (ii) in connection with the admission to an Investment Fund of new Members or (iii) otherwise as determined by the Investment Committee, the Investment Committee (as defined herein) may designate a Series of an Investment Fund and, upon such designation, shall notify the Members of the opportunity to make an additional capital commitment (an "Additional Capital Commitment") to be allocated to the new Series of such Investment Fund (which may include Initial Capital Commitments from Eligible Investors who are not Members of the Investment Fund at the time of such designation).  Each Member that elects to make such an Additional Capital Commitment (or such an Initial Capital Commitment) will be obligated to contribute to the capital of the Investment Fund.  Each such Member shall contribute such Additional Capital Commitment (or such Initial Capital Commitment) (collectively, a "Capital Commitment"), in one or more installments, to fund Investments that are Approved by the Members as described below.
No Investment will be made by an Investment Fund (or with respect to any Series thereof) unless the Investment has been "Approved by the Members" which shall mean (i) with respect to any matter relating to such Investment Fund, the approval by Members representing at least a majority of the Capital Commitments of such Investment Fund and (ii) with respect to any matter relating to a particular Series, the approval by Members representing at least a majority of the Capital Commitments attributable to such Series.  Therefore, no Member will make or have the right to make an individual investment decision with respect to any Investment submitted to the Members for approval or disapproval.  In the event an Investment is so Approved by the Members, the Investment will be allocated among the capital accounts of all Members on a pro rata basis determined with reference to each Member's Capital Commitment (or, in the case of a Series, each Member's Capital Commitment attributable to such Series).  In the event that the Investment is not so Approved by the Members, the Investment Fund will not make the Investment.  No single

Investment will, at the time such Investment is made, account for more than 40 percent of the Capital Commitments of an Investment Fund (or Series thereof).
Each Investment Fund will have an investment committee (the "Investment Committee") which will consist of not less than two persons, who are Eligible Affiliates and who may, but are not required to, be Members.  The chief function of the Investment Committee will be to review possible Investments for the Investment Fund (or a Series thereof) from time to time for submission to the Members for approval or disapproval as described above.  Members of the Investment Committee are selected by the executive managing partner of Skadden Arps, and typically include partners and key administrative employees of Skadden Arps knowledgeable in operation, taxation and regulation of Investments and of the Investment Funds.  The Investment Committee may select Temporary Investments (as defined herein) for the Investment Fund.  No management fee or other compensation will be paid by any Investment Fund or the Members to the persons on the Investment Committee for their services in such capacity.
Each Investment Fund will have an administrator (the "Administrator") who is selected by the executive managing partner of Skadden Arps and who is knowledgeable in the operation and taxation of Investment Funds.  The Administrator may, but is not required to be, a Member in such Investment Fund.  The Administrator will not recommend Investments or exercise investment discretion.  The chief functions of the Administrator will be primarily ministerial and as described in this Application.  No management fee or other compensation will be paid by any Investment Fund or the Members to the Administrator for its services in such capacity.

As noted above, prospective Investments considered by an Investment Fund may include investment in other pooled investment vehicles, including investment companies exempt from registration under the 1940 Act.  Applicants are not requesting any exemption from any provision of the 1940 Act or any rule thereunder that may govern an Investment Fund's eligibility to invest in an Investment relying on sections 3(c)(1) or 3(c)(7) of the 1940 Act or the Investment's status under the 1940 Act.
Skadden Arps anticipates establishing Subsequent Funds in the future.  However, the formation of such Subsequent Funds should not result in competition among Investment Funds, as a Subsequent Fund with similar investment objectives and strategies to Existing Funds typically will not be established until such Existing Funds have committed substantially all of their available funds to Investments.  As used herein, the terms "Members", "Investment Committee" and "Administrator" include members, any investment committee and any administrator of Existing or Subsequent Funds.
Specifics on "Eligible Investors".  Units will be offered only to Eligible Investors.  As previously stated, Eligible Investors include only Eligible Affiliates, Eligible Family Members and Eligible Trusts. An Eligible Affiliate or Eligible Family Member must meet the standards of an accredited investor set forth in Rule 501(a)(5) or 501(a)(6) of Regulation D under the Securities Act, and an Eligible Trust must be an accredited investor under Rule 501(a) of Regulation D (each, an "Accredited Investor").  A Member may make an Additional Capital Commitment to an Investment Fund only if he or she meets the criteria for an Eligible Investor contained herein at the time such Additional Capital Commitment is made.

Applicants believe that substantially all of the present and former partners and a small number of all the employees of Skadden Arps currently qualify as Eligible Investors.  Such Eligible Investors have significant exposure directly or indirectly in matters of investment banking, financial services, securities or investment businesses, and in the administrative, financial, legal or operational activities related thereto.  Many Eligible Investors have had substantial experience acting as legal counsel in one or more of the foregoing businesses, and in order to invest in Units such investors must meet the criteria set forth in the preceding paragraph.  As a result, each Eligible Investor will be able to make the investment decision to purchase Units of the Investment Fund (or any Series thereof) on his or her own.  Eligible Investors will not need the protection of the regulatory safeguards intended to protect the public, and Eligible Investors will know and have access to the members of the Investment Committee and the Administrator so as to obtain any information necessary for an Eligible Investor's decision as to whether to participate in an Investment Fund.  Units will be offered and sold by the Investment Fund in reliance upon the exemption from registration under the Securities Act contained in Section 4(2) or pursuant to Regulation D.  No fee of any kind will be charged in connection with the sale of Units of the Investment Funds.
Specifics on Investment Fund Operations.  Each Investment Fund Agreement provides or will provide that the Initial Capital Commitment by a Member be paid, in one or more installments, within ten days after request therefor from the Investment Fund to fund Investments Approved by the Members.  To provide flexibility in connection with an Investment Fund's obligation to contribute capital to fund an Investment, and the associated obligation of the Members to make capital contributions with respect to their capital commitments, each Investment Fund Agreement provides that the Investment Fund may engage in borrowings  in connection with such funding of Investments.  All borrowings by an Investment Fund will be debt of the Investment Fund and without recourse to the Members.1  The Investment Funds will not borrow from any person if the borrowing would cause any person not named in Section 2(a)(13) of the 1940 Act to own any outstanding securities of the Investment Fund (other than short-term paper).  If Skadden Arps makes a loan to an Investment Fund, it (as lender) will be entitled to receive interest at a rate no less favorable to the Investment Funds than the rate that could be obtained on an arm's length basis.  Skadden Arps may in its discretion advance funds to Eligible Investors for the purpose of making their capital contributions.   Skadden Arps will charge no interest with respect to such loans.
Each Investment Fund Agreement provides that Members may make Additional Capital Commitments with respect to a Series of the Investment Fund designated by the Investment Committee.  As noted above, a Member may make such an Additional Capital Commitment only if he or she is an Eligible Investor at the time such Additional Capital Commitment is made.
Members will not be entitled to redeem their respective interests in an Investment Fund.  A Member will be permitted to transfer his or her interest only to Eligible Investors and only with the express consent of the Investment Committee or the Administrator.
______________________
1 Applicants confirm that no such borrowings (and, correspondingly, no personal guarantees) have been made with respect to any Existing Fund.

Each Investment Fund Agreement provides that the Administrator may require a Member to withdraw from an Investment Fund if the Administrator, in its discretion, deems such withdrawal in the best interest of the Investment Fund, including in instances, as described below, in which the Member is no longer an Eligible Investor or affiliated with Skadden Arps.  For example, a Member who divorces a Skadden Arps employee would no longer be an Eligible Investor.
Although the Administrator does not intend to require any Member to withdraw, the following circumstances, among others, could warrant the withdrawal of a Member:  if a Member ceases to be an Eligible Investor or is no longer deemed to be able to bear the economic risk of investment in the Investment Fund, adverse tax consequences were to inure to the Investment Fund were a particular Member to remain, or a situation in which the continued membership of the Member would violate applicable law or regulations.  If a Member is required to withdraw from an Investment Fund, such Investment Fund will make a distribution in kind to the withdrawing Member or such Member will otherwise be paid his or her pro rata portion of such Member's interest in such Investment Fund, as determined by the Administrator to be fair and reasonable in the circumstances, in accordance with the valuation methods set forth herein.  If a Member ceases to be an Eligible Investor, such Member will either continue to be a Member of such Investment Fund, receive a distribution in kind or otherwise be paid his or her pro rata portion of his or her interest in such Investment Fund, as determined by the Administrator to be fair and reasonable in the circumstances, in accordance with the valuation methods set forth herein.  Upon withdrawal, a Member will be entitled to receive at a minimum the lesser of (i) the amount actually paid by the Member to acquire the Units, less those amounts returned to the Member as distributions or (ii) the fair market value, determined at the time of withdrawal, of the Units as determined in good faith by the Administrator.
In the event of death of a Member, such Member's estate shall succeed to the economic attributes of the deceased Member's interest in such Investment Fund for the purpose of settling such estate, but shall not be admitted as a substitute Member.
The value of the Members' capital accounts for the purpose of filing tax returns will be determined at such times as the Administrator, in consultation with the Tax Matters Partner under Section 6231(a)(7) of the Internal Revenue Code of 1986, as amended (the "Tax Matters Partner"), deems appropriate or necessary; however, such valuation will be done at least annually at the Investment Fund's fiscal year-end for allocation purposes, as described in more detail below.
The Tax Matters Partner for the Investment Funds is selected by the executive managing partner of Skadden Arps, and typically will be a partner or a senior administrative employee of Skadden Arps responsible for the preparation or administration of tax reporting in connection with the Investment Funds.  The Administrator, in consultation with the Tax Matters Partner, will only cause the assets held by an Investment Fund to be valued when such valuation is necessary or appropriate for the administration of such Investment Fund; valuation of a Member's interest at other times remains the responsibility of the individual Member for the purpose of tax reporting.  Each Investment Fund will maintain records of all financial statements received from the issuers of the Investments, and will make such records available for inspection by the Members.  Each Member will be an experienced professional and sophisticated investor capable of assessing the value of his or her investment in an Investment Fund for the purpose of tax reporting.
The Administrator will value the assets of an Investment Fund at the current market price (closing price) in the case of marketable securities.  All other securities or assets will be valued at fair value as determined in good faith by the Administrator.  The foregoing valuation method is applicable in each instance in which a value is assigned to interests in an Investment Fund.
Administration of the Investment Fund will be vested in the Investment Committee, Tax Matters Partner and the Administrator.  Each Investment Fund Agreement provides that an Investment Fund will bear its own expenses or that such expenses shall be borne by Skadden Arps.  No separate management fee will be charged to an Investment Fund by the Investment Committee or the Administrator.  No compensation will be paid by any Investment Fund or its Members to the Administrator, Tax Matters Partner, or the members of the Investment Committee for their services in such capacity.  Whenever Skadden Arps, the members of the Investment Committees, the Administrators, the Tax Matters Partners or any other person acting for or on behalf of the Investment Funds is required or permitted to make a decision, take or approve an action or omit to do any of the foregoing in such person's discretion, then such person shall exercise such discretion in accordance with reasonableness and good faith and their fiduciary duties (if any) owed to the Investment Funds and their Members.  Each Investment Fund Agreement and any other organizational documents for and any other contractual arrangement regarding an Investment Fund will not contain any provision which protects or purports to protect Skadden Arps, the members of the Investment Committee, the Administrator, the Tax Matters Partner, or their delegates against any liability to the Investment Fund or the Members to which such person would otherwise be subject by reason of such person's willful misfeasance, bad faith, or gross negligence in the performance of such person's duties, or by reason of such person's reckless disregard of such person's obligations and duties under such contract or organizational documents.
Applicants represent and concede that each of the Administrator, the members of the Investment Committee and the Tax Matters Partner are, as applicable, an "employee, officer, director, member of an advisory board, investment adviser, or depositor" of the Investment Funds within the meaning of Section 9 of the 1940 Act and an "officer, director, member of any advisory board, investment adviser, or depositor" within the meaning of Section 36 of the 1940 Act and are subject to those sections.
Each Investment Fund will operate as if it were a non-diversified, closed-end, management investment company within the meaning of the 1940 Act.  The Investment Committee will consider whether it or any other person involved in the operation of the Investment Fund is required to register under the Investment Advisers Act of 1940, as amended ("Advisers Act").  Such persons will register as investment advisers under the Advisers Act if such registration is required under the Advisers Act and the rules under the Advisers Act.
Certain Investment opportunities offered to Members of an Investment Fund may have the objective of capital appreciation through speculative investments primarily in securities (including debt, equity or partnership interests) associated with leveraged buy-outs, venture capital investments, private placements, bankrupt entities, real estate and other similar situations and may include both put and call options or warrants.  In addition, certain Investment opportunities offered to Members may involve quantitative or alternative investment strategies such as classic arbitrage, including, for example, convertible securities arbitrage.  Certain Investment opportunities may involve investments in equity interests in one or more of the following:  foreign currency, oil and gas and other mineral interests, precious metals, the securities of foreign issuers, and individual real estate assets.
It is anticipated that capital will be contributed to an Investment Fund only in connection with the funding of an Investment.  Pending the payment of the full purchase price for an Investment, funds contributed to the Investment Fund will be invested in: (i) high quality short term investments, (ii) any money market fund, or (iii) bank deposits (collectively, "Temporary Investments").
The formation of the Investment Funds is intended to create an opportunity for the Eligible Investors to invest in ventures in which they, as individuals, might not have otherwise been able to invest and to reap returns on their investment which may be greater proportionately than returns they can obtain on individual investments.  The Investment Funds may invest in Investment opportunities offered to, or that come to the attention of, Skadden Arps, including opportunities in which Skadden Arps (including Members of the Funds) may invest for their own respective accounts or as to which Skadden Arps acts as legal counsel to the issuer, underwriter and/or investment adviser.
Skadden Arps or each Investment Fund will bear all expenses in connection with the organization and internal operations of such Investment Fund, including all administrative and overhead expenses, expenses associated with preparing the Investment Fund's tax filings and financial statements, and related audits.  Although such Investment Fund will not pay Skadden Arps any form of compensation for services (including legal services that Skadden Arps might render to such Investment Fund), it may, however, reimburse Skadden Arps for direct costs of disbursements and expenses incurred by Skadden Arps on behalf of such Investment Fund.
Certain Investments will be long-term private investments in partnerships and limited liability companies, which restrict transfer of securities but may permit redemptions.  Thus, the capital will be withdrawn from the partnership or limited liability company if a decision to terminate the investment is made.  If any transfer is permitted, the securities may be sold in arms-length transactions if they are not redeemable.  Any securities of publicly traded companies in which the Investment Fund invests, if disposed of, will be sold at the current market value.
The Investment Funds are intended to provide substantial appreciation opportunities to their Members.  Upon execution of the Investment Fund Agreement relating to an Investment Fund, an Eligible Investor will become a Member of such Investment Fund.  The net income, net gain and net loss of such Investment Fund will be determined in accordance with the organizational documents for the Investment Fund.  Each Member of such Investment Fund will have a separate capital account (a "Capital Account") with respect to which he or she has made an Initial Capital Commitment or any Additional Capital Commitment.  Such Capital Account will equal the sum of all the capital contributions of such Member (x) increased by such Member's allocable share of income and gain as provided in the Investment Fund Agreement and (y) decreased by (i) such Member's share of deduction, loss and expense as provided in such Investment Fund Agreement and (ii)

the cash amount or fair market value at the time of the distribution of all distributions of cash or other property made by such Investment Fund to such Member pursuant to such Investment Fund Agreement.  In the event that the Tax Matters Partner determines, in its discretion, that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto, are computed in order to effectuate the intended economic sharing arrangement of the Members, the Tax Matters Partner may make such modification.
As of the end of each fiscal year, items of Investment Fund income, gain, loss, deduction and expense will be allocated to the relevant Capital Accounts in proportion to the respective aggregate amounts of the respective Member's Initial Capital Commitment to the Investment Fund.  To the extent that any such item of income gain, loss, deduction or expense relates to an Investment that is attributable to a Series, such item will be allocated to the Members who made an Additional  Capital Commitment with respect to such Series, in proportion to the respective Member's Capital Commitment with respect to such Series.
The Tax Matters Partner is authorized to adopt any convention or combination of conventions likely to be upheld for federal income tax purposes regarding the allocation and/or special allocation of items of Investment Fund income, gain, loss, deduction and expense with respect to a newly issued Unit, a transferred Unit or a redeemed Unit in the respective Investment Fund.  The Tax Matters Partner may, in its discretion, determine allocations to Capital Accounts based on annual or other periodic realized and unrealized net increases (or net decreases, as the case may be) in the value of an Investment, provided that, in accordance with applicable

Delaware law (including Section 18-303 of the Delaware Limited Liability Company Act), the Capital Account balances of the Members shall not be reduced below zero.
The Investment Committee will have discretion to distribute cash and proceeds from an Investment Fund (or Series thereof) to the Members who elected to make a Capital Commitment which will be in proportion to the respective aggregate amounts of the relevant Member's Capital Commitment to such Investment Fund (or such Series).
Each Investment Fund will send its Members an annual report regarding its operations as soon as practicable after the end of each fiscal year.  The annual report will contain audited financial statements for each Investment Fund, which will be distributed to Members via electronic mail or any other medium the Administrator deems appropriate.  Each Investment Fund will maintain a file containing any financial statements and other information received from the issuers of the Investments held by the Investment Fund, and will make such file available for inspection by its Members.2
Each Investment Fund, within 120 days after the end of the tax year of such Investment Fund, if possible, or as soon as practicable thereafter, will transmit a report to each Member setting out information with respect to that Member's distributive share of income, gains, losses, credits and other items for federal income tax purposes, resulting from the operation of such Investment Fund during that year.

APPLICABLE 1940 ACT PROVISIONS
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2 For purposes of this requirement, 'audit' shall have the meaning defined in Rule 1-02(d) of Regulation S-X.

Section 2(a)(13) of the 1940 Act defines "employees' securities company" as:
Any investment company or similar issuer all of the outstanding securities of which (other than short- term paper) are beneficially owned (A) by the employees or persons on retainer of a single employer or of two or more employers each of which is an affiliated company of the other, (B) by former employees of such employer or employers, (C) by members of the immediate family of such employees, persons on retainer or former employees, (D) by any two or more of the foregoing classes of persons, or (E) by such employer or employers together with any one or more of the foregoing classes of persons.

Section 6(b) of the 1940 Act provides, in relevant part, that the Commission may, by order upon application, conditionally or unconditionally exempt any "employees' securities company" from the provisions of the 1940 Act and the Rules and Regulations, if and to the extent that such exemption is consistent with the protection of investors.  Section 6(b) requires the Commission to give due weight to, among others, the form of organization and the capital structure of the company; the persons who will own and control the company's voting securities, evidences of indebtedness and other securities; the prices at which securities issued by the company will be sold and any applicable sales load; the disposition of the proceeds of the securities issued by the company; the character of securities in which those proceeds will be invested; and the existence of any relationship between the company and the issuers of securities held by the company.
Section 6(e) of the 1940 Act provides that the Commission may determine it necessary or appropriate in the public interest or for protection of investors that, in connection with any order exempting a investment company from Section 7 of the 1940 Act, certain provisions of the 1940 Act shall be applicable to such investment company and to other persons in their transactions and relations to such company, as though such company is a registered investment company.
Section 7 of the 1940 Act generally prohibits investment companies that are not registered under Section 8 of the 1940 Act from selling or redeeming their securities.
Section 9 of the 1940 Act limits persons who can act as employees, officers, directors, members of the advisory board, investment advisers and depositors of registered investment companies and provides the Commission with certain administrative powers to enforce the 1940 Act.
Section 17 of the 1940 Act generally limits certain affiliated and joint transactions between an investment company and certain affiliated persons of the investment company, its principal underwriter or affiliated persons of such persons or underwriter.  Section 17 also sets forth standards for custody arrangements for an investment company's securities as well as requirements for fidelity bonding, liability limitations for directors, officers and investment advisers and a code of ethics for such investment company.
Section 17(a) of the 1940 Act, among other things, generally prohibits certain entities affiliated with an investment company, acting as principal, from knowingly selling any security to the investment company or knowingly purchasing a security from the investment company.  Among the entities precluded from dealing as principal with an investment company under Section 17(a) are:  (1) any affiliated person of the investment company and (2) any affiliated person of an affiliated person of the investment company.

Section 17(d) of the 1940 Act and Rule 17d-1 promulgated thereunder, in the absence of an exemption granted by the Commission, preclude any affiliated person of an investment company, or any affiliated person of such a person, acting as principal, from effecting any transaction in connection with any joint enterprise.
Section 17(f) of the 1940 Act requires each investment company to place and maintain its securities only in the custody of certain qualified custodians.
Section 17(g) and Rule 17g-1 generally require the bonding of officers and employees of a registered investment company who have access to its securities or funds.  Rule 17g-1 requires that a majority of directors who are not interested persons of a registered investment company ("disinterested directors") take certain actions and give certain approvals relating to fidelity bonding.  Paragraph (g) of Rule 17g-1 sets forth certain materials relating to the fidelity bond that must be filed with the Commission and certain notices relating to the fidelity bond that must be given to each member of the investment company's board of directors.  Paragraph (h) of Rule 17g-1 provides that an investment company must designate one of its officers to make the filings and give the notices required by paragraph (g).  Paragraph (j) of Rule 17g-1 exempts a joint insured bond provided and maintained by an investment company and one or more parties from Section 17(d) of the 1940 Act and the rules thereunder.  Rule 17g-1(j)(3) requires that the board of directors of an investment company satisfy the fund governance standards defined in Rule 0-1(a)(7).
Section 17(j) and Rule 17j-1 promulgated thereunder of the 1940 Act requires each investment company to adopt a written code of ethics and to monitor all transactions of each "access person" of such investment company.

Rule 38a-1 requires investment companies to adopt, implement and periodically review written policies and procedures reasonably designed to prevent the violation of the federal securities laws and to appoint a chief compliance officer.
Section 30 of the 1940 Act sets forth the periodic financial reporting requirements for:  an investment company to its shareholders and the Commission; and key shareholders, directors, officers, the investment adviser and affiliated persons of the investment adviser to the investment company and the Commission.
Sections 36 through 53 of the 1940 Act deal generally with the Commission's rule-making, investigation and enforcement powers under the 1940 Act and the Rules and Regulations.

DISCUSSION
The Applicants intend to organize and operate each Investment Fund as an "employees' securities company" within the meaning of Section 2(a)(13) of the 1940 Act, and the Applicants believe that it would be in the best interests of each Investment Fund and the Members, and consistent with the policies and purposes of the 1940 Act, to exempt the Applicants from most of the provisions of the 1940 Act and the Rules and Regulations.  The Applicants believe such exemption to be appropriate in the public interest and consistent with the protection of shareholders and investors.  The Applicants seek relief under Sections 6(b) and 6(e) of the 1940 Act from all provisions of the 1940 Act except Sections 9, 17, 30, 36 through 53, and the Rules and Regulations.  With respect to Sections 17(a), (d), (f), (g) and (j) and 30(a), (b), (e) and (h) of the 1940 Act and the Rules and Regulations, and rule 38a-1 under the 1940 Act, Applicants request a limited exemption as set forth in this Application.

Section 17(a)
Applicants request an exemption from the provisions of Section 17(a) to the extent necessary to permit an Investment Fund:  (1) to invest in or participate as a selling security-holder in a principal transaction with one or more affiliated person (as defined in Section 2(a)(3) of the 1940 Act) ("First-Tier Affiliates") and affiliated persons (as defined in Section 2(a)(3) of the 1940 Act) of such First-Tier Affiliates ("Second-Tier Affiliates," and together with First-Tier Affiliates, "Affiliates") of an Investment Fund.
Applicants submit that the exemptions sought from Section 17(a) are consistent with the purposes of the 1940 Act and the protection of investors.  The Members will be informed by an Investment Fund's communications relating to a particular Investment opportunity of the possible extent of the dealings by such Investment and its sponsors with Skadden Arps or any affiliated person thereof; and as experienced professionals acting on behalf of financial services businesses, the Members will be able to evaluate the risks associated with those dealings.  The community of interest among the Members and Skadden Arps will serve to reduce the risk of abuse in transactions involving the Investment Fund and Skadden Arps or any Affiliate thereof.
Applicants also represent that they recognize that any transactions subject to Section 17(a) of the 1940 Act for which exemptive relief has not been requested would require specific approval by the Commission.

Section 17(d)
Applicants request an exemption from Section 17(d) and Rule 17d-1to the extent necessary to permit an Investment Fund to engage in transactions in which an Affiliate participates as a joint or a joint and several participant with such Investment Fund.  Applicants assert that strict compliance with Section 17(d) and Rule 17d-1 would, in many instances, force an Investment Fund to refrain from making an attractive Investment simply because an Affiliate has made or is contemplating making the same Investment.
Joint transactions in which an Investment Fund could participate might include the following: (1) a joint investment by one or more Investment Funds in a security in which Skadden Arps (a First-Tier Affiliate of each Investment Fund per Section 2(a)(3)(C)) or another Investment Fund (each such Investment Fund also a First-Tier Affiliate per Section 2(a)(3)(C)) is a joint participant or plans to become a participant; (2) a joint investment by one or more Investment Funds in another Investment Fund or any other investment vehicle sponsored, offered or managed by Skadden Arps or any Affiliate thereof; and (3) a joint investment by one or more Investment Funds in a security in which an Affiliate is an investor or plans to become an investor, including situations in which an Affiliate has a partnership or other interest in, or compensation arrangement with, such issuer, sponsor or offeror.
Applicants submit that the relief sought from Section 17(d) and Rule 17d-1 is consistent with the Section 17 objective of preventing an affiliated person of a registered investment company from injuring the interests of the company's shareholders by causing the company to participate in a joint endeavor on a basis different from, and less advantageous than, that of an unrelated party.  Applicants submit that the Members of an Investment Fund evaluate Investment opportunities and decide by the majority vote of the Members as described herein whether or not such Investment Fund will make any particular Investment.  As noted above, the Eligible Investors are sophisticated and experienced in business and financial matters.
Applicants suggest that strict compliance with Section 17(d) and Rule 17d-1 would cause an  Investment Fund to forego Investment opportunities simply because a Member, Skadden Arps or other Affiliates also had or contemplated making a similar investment.  In addition, because attractive investment opportunities of the types considered by an Investment Fund often require that each participant make available funds in an amount that may be substantially greater than that available to the investor alone, there may be certain attractive opportunities of which an Investment Fund may be unable to take advantage except as a co-participant with other persons, including Affiliates.  The flexibility to structure co- and joint investments in the manner described above will not involve abuses of the type Section 17(d) and Rule 17d-1 were designed to prevent.
An Investment Fund may be given the opportunity to co-invest with entities to which Skadden Arps provides, or has provided services, and from which it may have received fees, but which are not Affiliates.  The Applicants believe that such entities should not be treated as "Co-Investors" for purposes of condition 4.  When such entities permit others to co-invest with them, it is common for the transaction to be structured such that all investors have the opportunity to dispose of their investment at the same time.  Nevertheless, it is important to Skadden Arps that the interests of its clients take priority over the interests of the Investment Funds and that the activities of its clients not be burdened by activities of the Investment Funds.  If condition 4 were to apply to the Investment Funds' investments in these situations, the effect of such a requirements would be to indirectly burden Skadden Arps' clients with the requirements of condition 4.  In addition, the relationship of the Investment Funds to a client of Skadden Arps that is not an Affiliate is fundamentally different from such Investment Funds' relationship to Skadden Arps and its Affiliates.  The focus of, and the rationale for, the protections contained in the requested relief are to protect the Investment Funds from overreaching by Skadden Arps and  its Affiliates, whereas the same concerns are not present with respect to the Investment Funds vis-à-vis persons who are not Affiliates.
Applicants acknowledge that any transactions subject to Section 17(d)  and Rule 17d-1 of the 1940 Act for which exemptive relief has not been requested in this Application would require specific approval by the Commission.

Section 17(f)
Applicants request exemption from the requirements, contained in Section 17(f) and in Rule 17f-2 promulgated thereunder, to permit the following exceptions from the requirements of Rule 17f-2:  (i) compliance with paragraph (b) of the Rule may be achieved through safekeeping in the locked files of Skadden Arps or of a partner of Skadden Arps; (ii) for the purposes of paragraph (d) of the Rule, (A) employees of Skadden Arps will be deemed employees of the Investment Funds, (B) the Administrator will be deemed to be an officer of the Investment Funds, and (C) the members of the Investment Committee will be deemed to be the board of directors of the Investment Funds; and (iii) instead of the verification procedure under paragraph (f) of the Rule, verification will be effected quarterly by two employees of Skadden Arps each of whom shall have sufficient knowledge, sophistication and experience in business matters to perform such examination.  Investments also may be evidenced by partnership agreements or similar documents.  Such instruments are most suitably kept in Skadden Arps’ files, where they can be referred to as necessary, and the Investment Funds’ broker generally will not accept the non-public companies’ stock certificates for deposit.   Applicants will comply with all other provisions of Rule 17f-2.

Section 17(g)
Applicants request an exemption from Section 17(g) and Rule 17g-1 to permit the Administrator to take actions and make determinations as set forth in the rule. Applicants state that, because the Administrator will be an interested person of the Investment Fund, the Investment Fund could not comply with Rule 17g-1 without the requested relief. Specifically, each Investment Fund will comply with Rule 17g-1 by having the Administrator take such actions and make approvals as are set forth in Rule 17g-1. Applicants also request an exemption from the requirements of Rule 17g-l(g) and (h) relating to the filing of copies of fidelity bonds and related information with the Commission and the provision of notices to the board of directors and from the requirements of Rule 17g-1(j)(3). Applicants believe the filing requirements are burdensome and unnecessary as applied to the Investment Funds. The Administrator will maintain the materials otherwise required to be filed with the Commission by Rule 17g-l(g) and agrees that all such material will be subject to examination by the Commission and its staff. Applicants also state that the notices otherwise required to be given to the board of directors are unnecessary in the case of the Investment Funds. The Investment Funds will comply with all other requirements of Rule 17g-1. The fidelity bond of the Investment Funds will cover all employees of Skadden Arps who have access to the securities or funds of the Investment Funds.

Section 17(j)
Applicants request exemptions from the requirement, contained in Section 17(j) and Rule 17j-1 promulgated thereunder that every registered investment company adopt a written code of ethics and every "access person" of such registered investment company report to the investment company with respect to transactions in any security in which such access person has, or by reason of the transaction acquires, any direct or indirect beneficial ownership in the security.  Applicants request an exemption from the requirements of Rule 17j-1, with the exception of Rule 17j-1(b), because they are burdensome and unnecessary as applied to the Investment Funds and because the exemption is consistent with the policy of the 1940 Act.  Requiring the Investment Funds to adopt a written code of ethics and requiring access persons to report each of their securities transactions would be time-consuming and expensive and would serve little purpose in light of, among other things, the community of interests among the Members of the Investment Funds by virtue of their common association with Skadden Arps.  Accordingly, the requested exemption is consistent with the purposes of the 1940 Act because the dangers against which Section 17(j) and Rule 17j-1 are intended to guard are not present in the case of the Investment Funds.

Sections 30(a), 30(b) and 30(e)
Applicants request exemption from the requirements, contained in Sections 30(a), 30(b), 30(e), and the Rules and Regulations promulgated thereunder, that registered investment companies file with the Commission and mail to their shareholders certain periodic reports and financial statements.  The forms prescribed by the Commission for periodic reports have little relevance to the Investment Funds and would entail administrative and legal costs that outweigh any benefit to the Members.  Exemptive relief is requested to the extent necessary to permit the Investment Fund to report annually to its Members in the manner prescribed for the Investment Funds by the Investment Fund Agreement and as described in the Application.

Section 30(h)
Applicants request an exemption from Section 30(h) to the extent necessary to exempt the Administrator, the members of the Investment Committee, and any other person who may be deemed to be an officer, director, member of an advisory board, or otherwise subject to Section 30(h), from filing Forms 3, 4 and 5 under Section 16 of the Securities Exchange Act of 1934 (the “Exchange Act”), with respect to their ownership of Units.  There is no trading market for Units, and transferability of Units is severely restricted.  In view of the foregoing, the purposes underlying Section 16 of the Exchange Act would not be served by requiring the filing of Forms 3, 4 and 5.  Such filings are unnecessary for the protection of investors and would be burdensome to those who would be required to file them.

Rule 38a-1
Each Investment Fund will comply with Rule 38a-1(a), (c) and (d), except that (i) because the Investment Fund does not have a formal board of directors, the Investment Committee will fulfill the responsibilities assigned to the board of directors under the Rule, and (ii) because the Investment Committee does not have any disinterested members, approval by a majority of the disinterested board members required by Rule 38a-1 will not be obtained. In addition, the Investment Funds will comply with the requirement in Rule 38a-1(a)(4)(iv) that the chief compliance officer meet with the independent directors by having the chief compliance officer meet with the Investment Committee.

Conditions
The Applicants agree that the order will be subject to the following conditions:
1.  Each proposed transaction, to which an Investment Fund is a party,  otherwise prohibited by Section 17(a) or Section 17(d) and Rule 17d-1 (the "Section 17 Transactions") will be effected only if the Investment Committee determines that:  (a) the terms of the Section 17 Transaction, including the consideration to be paid or received, are fair and reasonable to Members of such Investment Fund and do not involve overreaching of such Investment Fund or its Members on the part of any person concerned; and (b) the Section 17 Transaction is consistent with the interests of the Members of such Investment Fund, the Investment Fund's organizational documents and the Investment Fund's reports to its Members.

In addition, the Administrator will record and preserve a description of such Section 17 Transactions, the findings of the Investment Committee, the information or materials upon which their findings are based and the basis therefor.  All such records will be maintained for the life of such Investment Fund and at least six years thereafter, and will be subject to examination by the Commission and its staff.  All such records will be maintained in an easily accessible place for at least the first two years.
2.  If purchases or sales are made by an Investment Fund from or to an entity affiliated with the Investment Fund by reason of a member of the Investment Committee (a) serving as an officer, director, general partner or investment adviser of the entity, or (b) having a 5% or more investment in the entity, such individual will not participate in (i) the Investment Committee’s determination of whether or not to submit such Investment to the Members of the Investment Fund for approval and (ii) the vote of the Members to approve or disapprove the Investment.
3.  The Investment Committee will adopt, and periodically review and update, procedures designed to ensure that reasonable inquiry is made, prior to the consummation of any Section 17 Transaction, with respect to the possible involvement in the transaction of any affiliated person or promoter of or principal underwriter for such Investment Fund, or any affiliated person of such a person, promoter, or principal underwriter.
4.  The Investment Committee will not make available to the Members of an Investment Fund any investment in which a Co-Investor, as defined below, has or proposes to acquire the same class of securities of the same issuer, where the investment involves a joint enterprise or other joint arrangement within the meaning of rule 17d-1 in which the Investment Fund and the Co-Investor are participants, unless any such Co-Investor, prior to disposing of all or part of its investment, (a) gives the Investment Fund sufficient, but not less than one day’s, notice of its intent to dispose of its investment, and (b) refrains from disposing of its investment unless the Investment Fund holding such investment has the opportunity to dispose of its investment prior to or concurrently with, on the same terms as, and on a pro rata basis with, the Co-Investor.  The term “Co-Investor” with respect to any Investment Fund means any person who is (a) an “affiliated person” (as defined in section 2(a)(3) of the 1940 Act) of the Investment Fund; (b) Skadden Arps; (c) a partner, lawyer, or employee of Skadden Arps; (d) an investment vehicle offered, sponsored, or managed by Skadden Arps or an affiliated person of Skadden Arps; or (e) an entity in which Skadden Arps acts as a general partner or has a similar capacity to control the sale or other disposition of the entity’s securities.
The restrictions contained in this condition, however, shall not be deemed to limit or prevent the disposition of an investment by a Co-Investor:  (a) to its direct or indirect wholly-owned subsidiary, to any company (a "Parent") of which the Co-Investor is a direct or indirect wholly-owned subsidiary, or to a direct or indirect wholly-owned subsidiary of its Parent; (b) to immediate family members of the Co-Investor or a trust established for the benefit of any such immediate family member; (c) when the investment is comprised of securities that are listed on a national securities exchange registered under section 6 of the Exchange Act; or (d) when the investment is comprised of securities that are NMS Stocks pursuant to section 11A(a)(2) of the Exchange Act and Rule 600(b) under the Exchange Act.

5.  Each Investment Fund will send to each person who was a Member in such Investment Fund at any time during the fiscal year then ended audited financial statements with respect to those Series in which the Member held Units.  At the end of each fiscal year, the Administrator will make a valuation or have a valuation made of all of the assets of the Investment Fund as of the fiscal year end.  In addition, as soon as practicable after the end of each fiscal year of each Investment Fund, the Investment Fund shall send a report to each person who was a Member at any time during the fiscal year then ended, setting forth such tax information as shall be necessary for the preparation by the Member of his or her federal and state income tax returns and a report of the investment activities of such Investment Fund during such year.
6.  Each Investment Fund will maintain and preserve, for the life of such Investment Fund and at least six years thereafter, such accounts, books, and other documents as constitute the record forming the basis for the audited financial statements and annual reports of such Investment Fund to be provided to its Members, and agree that all such records will be subject to examination by the Commission and its staff.  All such records will be maintained in an easily accessible place for at least the first two years.

REQUEST FOR RELIEF
For the foregoing reasons, the Applicants request that the Commission enter an order pursuant to Sections 6(b) and 6(e) of the 1940 Act exempting each Applicant from all provisions of the 1940 Act except Sections 9, 17, 30, 36 through 53, and the Rules and Regulations.  With respect to Sections 17(a),

(d), (f), (g), and (j), and 30(a), (b), (e), and (h) of the 1940 Act and the Rules and Regulations, and Rule 38a-1, Applicants request a limited exemption as described in the Application.
The Existing Funds have adopted the written procedures needed to ensure compliance with the terms and conditions of the Application (in including the procedures required by condition 3 and Rule 38a-1, as modified in the Application ("modified Rule 38a-1")), have appointed a chief compliance officer, and are otherwise be in compliance with modified Rule 38a-1 and with the terms and conditions of the Application.
Applicants state that the Existing Funds and any Subsequent Funds offered in reliance on Rule 6b-1 under the 1940 Act prior to a final determination of the application by the Commission will comply with all of the terms and conditions stated in the most recent version of the application filed with the Commission.
Pursuant to Rule 0-2(c)(1) under the 1940 Act, each Applicant states that all actions necessary to authorize the execution and filing of this Application in its name and on its behalf have been taken.  Each Applicant states that the undersigned has been fully authorized to sign and file this Application and any amendments thereto as are deemed appropriate.

The verification required by Rule 0-2(d) under the 1940 Act is attached hereto as Exhibit A.
Pursuant to Rule 0-2(f), the Applicants hereby state that the address of the Applicants is Four Times Square, New York, New York 10036 and further state that all communications or questions concerning this Application should be directed to:

Philip H. Harris, Esq.
Skadden, Arps, Slate,
Meagher & Flom LLP
Four Times Square
New York, New York  10036
(212) 735-3000; or to

Michael K. Hoffman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York  10036
(212) 735-3000

It is desired that the Commission issue an order pursuant to Rule 0-5 without holding a hearing.

WHEREFORE, the Applicants request that the Commission enter an order pursuant to Sections 6(b) and 6(e) of the 1940 Act, exempting each Applicant from all provisions of the 1940 Act except Sections 9, 17, 30, 36 through 53, and the Rules and Regulations.  With respect to Sections 17(a), (d), (f), (g), and (j), 30(a), (b), (e), and (h) of the 1940 Act and the Rules and Regulations and rule 38a-1, Applicants request a limited exemption on the terms and conditions described herein.

SK PRIVATE INVESTMENT FUND 1998 LLC;
PROJECT CAPITAL 2004 INVESTMENT FUND LLC;
PROJECT CAPITAL 2006 INVESTMENT FUND LLC;
PROJECT CAPITAL 2008 INVESTMENT FUND LLC;
and
SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

By:	/s/ Chris Fulton
Name: Chris Fulton
Title: Authorized Person

Dated:  March 20, 2012

EXHIBIT INDEX

A.       Verification Required By Rule 0-2(d)

EXHIBIT A

The undersigned states that she has duly executed the attached application for an order pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940, as amended, for and on behalf of SK Private Investment Fund 1998 LLC; Project Capital 2004 Investment Fund LLC; Project Capital 2006 Investment Fund LLC; Project Capital 2008 Investment Fund LLC; and Skadden, Arps, Slate, Meagher and Flom LLP as of this 20th day of March, 2012; that she is a Member of such entity; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

SK PRIVATE INVESTMENT FUND 1998 LLC;
PROJECT CAPITAL 2004 INVESTMENT FUND LLC;
PROJECT CAPITAL 2006 INVESTMENT FUND LLC;
PROJECT CAPITAL 2008 INVESTMENT FUND LLC;
and
SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

By:	/s/ Chris Fulton
Name: Chris Fulton
Title: Authorized Person

A-1